TRITIUM DCFC LIMITED

48 Miller Street

Murarrie, QLD 4172

Australia

March 10, 2023

VIA EDGAR

Division of Corporation Finance

Office of Manufacturing

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Gregory Herbers

	Re:	Tritium DCFC Limited
Registration Statement on Form F-1
Filed October 28, 2022
File No. 333-268037

To the addressee set forth above:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Tritium DCFC Limited (the “Company”) hereby requests that the Registration Statement on Form F-1 (File No. 333-268037), initially filed with the Securities and Exchange Commission (the “Commission”) on October 28, 2022 (the “Registration Statement”) and all exhibits thereto, be withdrawn effective as of the date hereof or at the earliest practicable date hereafter.

The Company is seeking withdrawal of the Registration Statement because it has determined that it is eligible to proceed with an offering on Form F-3 and has filed a new registration statement on Form F-3 to replace the Registration Statement. The Registration Statement has not been declared effective by the Commission and no securities have been issued or sold under the Registration Statement.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, in accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please contact Christopher Lueking of Latham & Watkins LLP, counsel to the Company, at (312) 876-7680, or in his absence, Kenneth Sands at (312) 777-7162, if you have any questions or concerns regarding this matter.

Sincerely,

Tritium DCFC Limited

By:	/s/ Michael Collins
Name:	Michael Collins
Title:	General Counsel and Company Secretary

Enclosures

cc: (via e-mail)

Christopher Lueking, Latham & Watkins LLP

Ryan Maierson, Latham & Watkins LLP

Roderick Branch, Latham & Watkins LLP

Michael Collins, General Counsel, Tritium DCFC Limited